                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       Commission File Number: 333-109343

                            PARAMOUNT RESOURCES LTD.
                 (Translation of registrant's name into English)

                               888-3rd Street S.W.
                          Bankers Hall West, Suite 4700
                            Calgary, Alberta T2P 5C2
                                     Canada
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F                                    Form 40-F   X
                   -----                                        -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                           No   X
                   -----                                        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION

  99.1 Form of Indenture (hereby incorporated by reference as an updated Exhibit 7.1 to the Registration Statement on Form F-10 of Paramount Resources Ltd. ("Paramount"), File No. 333-109343).

  99.2 Underwriting Agreement, dated October 22, 2003, between Paramount and the underwriters named therein (hereby incorporated by reference as an updated Exhibit 3.1 to the Registration Statement on Form F-10 of Paramount, File No. 333-109343).

  99.3 Press Release, dated October 22, 2003, regarding the terms of Paramount's U.S. notes offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 23, 2003

                                        Paramount Resources Ltd.

                                        By: /s/  Bernard K. Lee
                                           ---------------------------
                                            Name:  Bernard K. Lee
                                            Title: Chief Financial Officer